

August 29, 2023

Christopher Dawson
Chief Executive Officer
Arcimoto, Inc.
2034 West 2nd Avenue
Eugene, Oregon 97402

> **Re: Arcimoto, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2023**
> **File No. 333-274217**

Dear Christopher Dawson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: W. David Mannheim